Exhibit 99.1

May 14, 2009

15/09

For immediate release

QUEBECOR WORLD RELEASES FIRST QUARTER RESULTS

HIGHLIGHTS

•      First quarter 2009 revenues of $752 million compared to $1.0 billion in the first quarter last year largely due to impact of recession.

•      Adjusted EBITDA of $35.6 million compared to $74.2 million for the first quarter 2008

•      Company implementing estimated $100 million annualized cost reduction initiative

•      Company has filed Amended Plan of Reorganization and Disclosure Statement in U.S. court and Information Circular and Plan of Reorganization in Canada, and is making steady progress to exit creditor protection as a strong participant in the industry

Montréal, Canada — In the first quarter of 2009, Quebecor World Inc. generated consolidated revenues from continuing operations of $752.1 million compared to $1.0 billion in the first quarter of 2008. Operating loss in the first quarter of 2009 before impairment of assets, restructuring and other charges (IAROC) was $14.9 million compared to an operating income of $9.2 million in the first quarter of 2008. Adjusted earnings before interest, tax, depreciation and amortization (EBITDA) was $35.6 million in the first quarter of 2009 compared to $74.2 million in the first quarter of 2008. The lower adjusted EBITDA in 2009 is principally due to the economic slowdown in North America, affecting all segments. Quebecor World’s results in the first quarter of 2009 are based on continuing operations following the sale of its European business in June 2008.

The Company’s adjusted EBITDA continues to be in line with management’s expectations. Quebecor World continues to aggressively implement cost reductions. The Company recently put in place new cost reduction initiatives that will realize approximately $100 million in annualized cost savings. These measures which are detailed in the first quarter MD&A include changes to working conditions, reduced wages and benefits across the North American platform. The Company also expects to implement additional cost reduction initiatives by year-end. In the first quarter, selling, general and administrative expenses decreased by 28.3% compared to the same period last year. Despite reduced adjusted EBITDA, the Company generated $75.0 million of free cash flow in the first quarter compared to $63.9 million in the first quarter of 2008.

“Like other companies in our industry and elsewhere, we are experiencing reduced volumes largely due to the North American recession. We are taking responsible measures to reduce costs including reducing wages and benefits across the board,” said

Jacques Mallette President and CEO Quebecor World Inc. “While difficult, these concessions are being shared by all our employees across North America both union and non-union. It is this spirit of shared commitment to the future success of our Company that will benefit all our stakeholders going forward. We believe that these efforts will enable us to exit creditor protection with a pro forma ratio in the range of 2x Debt/EBITDA, which should give us one of the strongest balance sheets in the industry in the current environment.”

The Company also recently engaged the services of Credit Suisse Securities (USA) LLC, GE Capital Markets, Inc.and Wachovia Capital Markets LLC as the lead arrangers for the Exit Financing. Based on the proposed new capital structure contemplated in the Amended Plan of Reorganization, the Company estimates that the exit financing facility, which is expected to be finalized by mid-July, will be in the range of $625 million to $700 million.

Quebecor World continues to leverage the size and scope of its North America and Latin American platform and its full service product offering to renew and sign new business with the leading retailers and publishers in the Americas. The Company has recently announced new and extended agreements with Boardroom, CVS Caremark, Rodale, Forbes and Newsweek’ s Arthur Frommer’s Budget Travel.

“These and other agreements are the result of our focus on working closely with our customers to evaluate how we can best help them reach their business goals,” commented Mr. Mallette. “Our approach, as evidenced by our Integrated Multichannel Solutions offering, is based on much more than competitive market pricing. We are a responsive and innovative organization developing partnerships with customers enabling them to leverage an integrated multi-channel or multi-product solution to maximize their return on investment.”

On May 12, 2009, the Corporation received an unsolicited, non-binding and conditional indication of interest from R.R. Donnelley & Sons Company (“RRD”) to acquire all or substantially all of the assets of Quebecor World in exchange for cash in an amount equal to the cash amount contemplated for distribution under the Plan, which is approximately $700 million, distribution of the cash on Quebecor World’s balance sheet which is estimated to be $257 million as at June 30, 2009 and 30 million shares of RRD common stock. As announced on May 13, 2009, the Company’s Board of Directors, together with its financial and legal advisors, is reviewing the terms and conditions of the proposed transaction and will be discussing it with its major stakeholders. Quebecor World is proceeding as scheduled with its reorganization activities under the Insolvency Proceedings.

Quebecor World also announces today that it was granted orders from the Quebec Superior Court extending the expiration of the stay period under the insolvency proceedings pursuant to the Companies’ Creditors Arrangement Act (the CCCAA) and authorizing the convening of, and the filing and mailing to creditors of an information circular relating to the Canadian creditors’ meeting on June 18, 2009 under the CCAA as well as setting out certain procedural rules and matters with respect to such meeting.

Use of Non-GAAP Measures
In the discussion of our 2009 results, we use certain financial measures that are not calculated in accordance with Canadian generally accepted accounting principles (GAAP) or United States GAAP to assess our financial performance, including EBITDA (earnings before interest, tax, depreciation and amortization), Adjusted EBITDA and operating income before IAROC (impairment of assets, restructuring and other charges) and goodwill impairment. We use such non-GAAP financial measures because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this press release may not be comparable to other similarly titled measures disclosed by other companies. We provide a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures in Figure 4, “Reconciliation of non-GAAP Measures” of our first quarter 2009 management’s discussion and analysis filed with the Canadian securities regulatory authorities at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov. A copy of our first quarter 2009 management’s discussion and analysis is also available on the Company’s website at www.quebecorworld.com.

Forward looking statements

To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian securities legislation (collectively “forward-looking statements”). These forward-looking statements relate to, among other things, prospects of Quebecor World Inc.’s (the “Company”) industry and its objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, and can generally be identified by the use of words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms, variations on them and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. The Company has based these forward-looking statements on its current expectations about future events. Forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after the forward-looking statements are made.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct, and forward-looking statements inherently involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions relating to the Company’s ability to emerge from the insolvency proceedings, and actual results may differ materially from those expressed or implied in such forward-looking statements.

Important factors and assumptions as well as the Company’s ability to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations are detailed from time to time in the Company’s filings with the U. S. Securities and Exchange Commission (“SEC”) and the securities regulatory authorities in Canada, available at www.sec.gov and www.sedar.com (copies of which are available on www.quebecorworld.com). The Company cautions that any such list of important factors that could affect future results is not exhaustive. Investors and others should carefully consider the factors detailed from time to time in the Company’s filings with the SEC and the securities regulatory authorities in Canada and other uncertainties and potential events when relying on its forward-looking statements to make decisions with respect to the Company.

The Company is currently subject to court protection under the Companies’ Creditors Arrangement Act in Canada (“CCAA”), and various U.S. subsidiaries have filed petitions under Chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”). In light of the CCAA and Chapter 11 Proceedings, the Company’s existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares are not anticipated to have any value following the implementation of any plan of reorganization.

Unless mentioned otherwise, the forward-looking statements in this press release reflect the Company’s expectations as of May 14, 2009, being the date at which they have been approved, and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

About Quebecor World

Quebecor World Inc. is a world leader in providing high-value, complete marketing and advertising solutions to leading retailers, catalogers, branded-goods companies and other businesses with marketing and advertising activities, as well as complete, full-service print solutions for publishers. The Company is a market leader in most of its major product categories, which include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics, mail list technologies and other value-added services. Quebecor World has approximately 20,000 employees working in approximately 90 printing and related facilities in the United States, Canada, Argentina, Brazil, Chile, Colombia, Mexico, and Peru.

Web address: www.quebecorworld.com

For further information contact:

Tony Ross	Roland Ribotti
Vice President, Communications	Vice President, Corporate Finance and Treasurer
Quebecor World Inc.	Quebecor World Inc.
514-877-5317	514-877-5143
800-567-7070	800-567-7070

Quebecor World Inc.

Financial Highlights

(In millions of US dollars, except per share data)

(Unaudited)

	Three-month periods ended March 31
	2009	2008

Consolidated Results from Continuing Operations
Revenues	$752.1	$1,014.5
Adjusted EBITDA	35.6	74.2
Adjusted EBIT	(14.9)	9.2
IAROC	15.2	36.6
Operating loss	(30.1)	(27.4)
Loss from continuing operations	(125.9)	(148.6)
Net loss	(125.9)	(190.0)
Adjusted EBITDA margin *	4.7%	7.3%
Adjusted EBIT margin *	(2.0)%	0.9%
Operating margin *	(4.0)%	(2.7)%

Segmented Information from Continuing Operations
Revenues
North America	$697.8	$946.0
Latin America	55.7	68.5

Adjusted EBIT
North America	$(14.3)	$14.8
Latin America	2.9	1.7

Adjusted EBIT margin *
North America	(2.1)%	1.6%
Latin America	5.2%	2.4%

Selected Cash Flow Information
Cash provided by operating activities	$94.9	$85.6
Free cash flow **	75.0	63.9

Per Share Data
Loss from continuing operations
Diluted	$(0.64)	$(1.04)
Adjusted diluted	(0.51)	(0.70)

	March 31,	December 31,
	2009	2008

Financial Position
Working capital	$(2,851.6)	$(2,767.3)
Total assets	2,667.9	2,820.4
Shareholders’ deficit	(1,649.1)	(1,554.7)

EBITDA: Operating income before depreciation and amortization.

IAROC: Impairment of assets, restructuring and other charges.

Adjusted: Defined as before IAROC.

*          Margins calculated on revenues.

**        Cash provided by operating activities, less capital expenditures, net of proceeds from disposals of assets.